

March 4, 2013

Via E-mail
Diana P. Diaz
Vice President and Chief Financial Officer
Sharps Compliance Corp.
9220 Kirby Drive, Suite 500
Houston, TX 77054

      **Re:**    **Sharps Compliance Corp.**
               **Form 10-K for Fiscal Year Ended June 30, 2012**
               **Filed August 30, 2012**
               **File No. 1-34269**

Dear Ms. Diaz:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Rufus Decker

                    Rufus Decker
                    Accounting Branch Chief